Cannabinoid Biosciences, Inc.

370 Amapola Ave., Suite 200A

Torrance, California 90501

May 29, 2020

            Re:      Cannabinoid Biosciences, Inc.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed on May 20, 2020

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed on May 1, 2020

File No. 024-10924

To whom it may concern:

Please see the answer to your comments below.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A filed May 20, 2020

Summary

Our Business, page 2

1.      We note your discussion of potential acquisition targets. We will not object to disclosure concerning your activities to advance your business plan but it is not appropriate to present targets' potential revenues or similar results as these results are speculative and without context with reference to your company. Please remove this disclosure.

This has been updated to remove the target’s potential revenues.

2.      We note your disclosure that the acquisition of a controlling stake in Kid Castle Education Corporation was in pursuit of the Company's goal of getting listed or up-listed on the Nasdaq within the next 12 months, and that subsequently, the Board of Directors approved the distribution of these shares to the shareholders of the Company. Please revise your

This has been amended to include explanation to show that, the Company spun out the shares of Kid Castle to its shareholders because it realized, after acquiring KDCE, that there are lots of work needed before it could bring Kid Castle to meet the listing requirements/standard of NASDAQ,

3.      We note your disclosure that you have established both trading and holding positions in a number of biotechnology companies and that you will look to become a biopharmaceutical portfolio manager. You also state that you are a start-up biotechnology holding and investment company. Please provide us with your legal analysis supporting your conclusion that your activities are in compliance with the Investment Company Act of 1940.

This has been amended and a disclosure has been added in the summary section as well as the risk disclosure section, to provide legal analysis supporting our conclusion that our activities are in compliance with the Investment Company Act of 1940.

Mission Statement, page 3

4.      We note your disclosure that your process standardization for CBD products would entail a number of steps. Please balance this disclosure with a discussion of the challenges you face in implementing these processes.

This has been amended to add a discussion to the disclosure showing that there are no guarantees that the Company could be able to revolutionize and standardize the pharmaceuticals and non-pharmaceutical CBD products formulations and applications.

Exhibits

5.      We note Section 6 of the Subscription Agreement contains a waiver of jury trial provision. Please expand your disclosure to state whether this provision applies to federal securities law claims.

Section 6 of the Subscription Agreement has been amended to include a disclosure that the provision of the section does not apply to federal securities law claims.

Please contact me at chidipatcy@yahoo.com or frankigwealor@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.